05036363

SECU... SION
Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39659

SEC MAIL RECEIVED PROCESSING FEB 2 3 2005 WASH. D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornhill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 S. Congress Avenue, Suite 200
(No. and Street)

Austin (City) Texas (State) 78704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon Hadley (512) 472-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212 Austin, Texas 78701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 3-24-05

OATH OR AFFIRMATION

I, Shannon Hadley, Financial & Operations Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

HOLLY TUE GARCIA
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES:
AUGUST 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNHILL SECURITIES, INC.
AUSTIN, TEXAS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Securities and Exchange Commission

Washington, D.C.

Audited Statement of Financial Condition

Date – December 31, 2004

Thornhill Securities, Inc.
(Name of Respondent)

336 South Congress Avenue, Suite 200, Austin, Texas 78704
(Address of principal executive office)

Shannon Hadley
Thornhill Securities, Inc.
336 South Congress Avenue, Suite 200
Austin, Texas 78704
(Name and address of person authorized to receive notices and communications form the Securities and Exchange Commission)

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Board of Directors
Thornhill Securities, Inc.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Thornhill Securities, Inc. (Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Thornhill Securities, Inc. as of December 31, 2004.

Sprouse & Anderson, L.L.P.

January 26, 2005
Austin, Texas

FINANCIAL STATEMENT

THORNHILL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$139,361
Investment	99,133
Other assets	38,605
Fixed assets, net	11,245
Restricted cash	100,000
TOTAL ASSETS	$388,344

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 14,326
Accounts payable	2,418
Total Liabilities	16,744
Shareholders' Equity	
Common stock - $0.01 par value, 1,000,000 shares authorized, 30,000 shares issued and outstanding	300
Additional paid-in capital	78,290
Retained earnings	293,010
Total Shareholders' Equity	371,600
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$388,344

SEE ACCOMPANYING NOTES TO THIS FINANCIAL STATEMENT

NOTES TO FINANCIAL STATEMENT

THORNHILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Thornhill Securities, Inc. (Company) is a majority-owned subsidiary of Austin Trust Company (Parent). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities.

BASIS OF ACCOUNTING

The Company prepares its financial statements on the accrual basis of accounting whereby revenues and expenses are recognized in the period earned or incurred.

SECURITIES TRANSACTIONS

Securities transactions and related revenues and expenses are recorded in the accounts on a trade date basis.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally five years.

INCOME TAXES

Differences in the recognition of revenues and expenses for tax and financial statement purposes and differences in the amount which would result from applying the statutory tax rates to income before provision for income taxes and income tax expense are not significant.

ADVERTISING

Advertising costs are expensed when incurred.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS

Investments are classified as available for sale. They are recorded at fair market value. Gains and losses are calculated based on the specific identification method.

As of December 31, 2004, investment consists of one U.S. Treasury bill maturing in December 2005, which is classified as available for sale. The cost of available for sale investment was $99,234 with a fair vale of $99,133, resulting in an unrealized loss of $101 for the year ended December 31, 2004.

RESTRICTED CASH

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

CLEARING AGREEMENT

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

NOTE 2: RELATED PARTY TRANSACTIONS

During February 1990, 51% of the outstanding shares of the Company were purchased by its Parent at an amount approximating book value. Its Parent uses the Company for its trading activities. Total commission revenue to the Company generated from trades made for its Parent and its officers totaled $ 311,862.

The Company leases office space and shares office equipment with its Parent. As a result, the Company has allocated a portion of its Parent's occupancy and general and administrative expense based on approximate usage. Such expense for 2004 totaled $94,923. The Company had a payable to the Parent in the amount of $453 at December 31, 2004.

NOTES TO FINANCIAL STATEMENT
(Continued)

DECEMBER 31, 2004

NOTE 3: FIXED ASSETS

NOTE 4: COMMITMENTS

The Company leases office equipment and office space, under operating leases. The office space is leased from the Company's parent. Rental expense for these leases was $60,996 for the year ended December 31, 2004. Future minimum lease payments in excess of one year at December 31, 2004, are as follows:

2005	$ 18,306
2006	2,160
2007	2,160
2008	1,440
	$ 24,066

NOTE 5: OTHER ASSETS

Commissions receivable	$ 1,091
Prepaid expenses and other assets	9,301
Pershing/TSI Commission	28,213
Total	$ 38,605

NOTE 6: SUBSEQUENT EVENT

In November 2004, the Company entered an agreement with a broker-dealer to open an Office of Supervisory Jurisdiction ("OSJ") in Houston, Texas. The broker is the independent contractor of the Company. The OSJ will be under the name of the independent contractor and the independent contractor will be solely responsible for all expenses of opening and operating the OSJ.

The independent contractor will pay the Company 20% of the gross commission income generated from the OSJ monthly and the Company will bill the independent contractor costs and expenses incurred at the Austin office in connection with the establishment and operating of the OSJ. Payment will be made by the Company deducting it from the OSJ's commission account.

There was a delay in the set-up process and the OSJ was not opened until January 14, 2005.